INVEST IN ABC FINTECH ON WEFUNDER !

- $100 BUYS A PIECE OF ABC
- FIRST TOKENIZED REAL ESTATE PORTFOLIO
- $3,000,000 OF COMMERCIAL REAL ESTATE CLOSED
- $50,000,000 COMMERCIAL REAL ESTATE IN THE PIPELINE
- SEASONED TEAM W/ COMBINED 300 YEARS OF EXPERIENCE IN CRE

